Filed pursuant to 424(b)(3)
Registration No. 333-255376

BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 2 DATED AUGUST 23, 2021
TO THE PROSPECTUS DATED AUGUST 4, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc. (the “Company”), dated August 4, 2021 (the “Prospectus”), as supplemented by Supplement No. 1, dated August 13, 2021. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

●	UPDATE REGARDING BOARD OF DirectorS

On August 18, 2021, our board of directors expanded the size of the board, such that it will consist of seven directors rather than six directors. In connection with this expansion, our board of directors appointed Rajat Dhanda, our Managing Director, Co-President, to serve as a director, effective as of August 18, 2021, until his successor is duly elected and qualifies. Mr. Dhanda will continue to serve as our Managing Director, Co-President and therefore is not an independent director. Following Mr. Dhanda’s appointment, our board of directors consists of seven directors, four of whom are independent of the Company, its advisor and their respective affiliates.

In connection with Mr. Dhanda’s appointment, the following supersedes and replaces the table in the section titled "Management—Directors and Executive Officers" on page 145 of the Prospectus:

Name	Age	Position
Evan H. Zucker	56	Chairman and Director
Dwight L. Merriman III	60	Director
Jeffrey W. Taylor	48	Managing Director, Co-President
Rajat Dhanda	53	Managing Director, Co-President and Director
Marshall M. Burton	52	Independent Director
Stanley A. Moore	82	Independent Director
John S. Hagestad	74	Independent Director
Charles B. Duke	63	Independent Director
Scott A. Seager	41	Senior Vice President, Chief Financial Officer and Treasurer
Joshua J. Widoff	51	Managing Director, Chief Legal Officer and Secretary
Scott W. Recknor	53	Managing Director—Head of Asset Management

In addition, the following biography replaces Mr. Dhanda’s biography in the section titled “Management—Directors and Executive Officers” beginning on page 145 of the Prospectus:

Rajat Dhanda has served as our Managing Director, Co-President since December 9, 2019, our Managing Director, President from May 2017 to December 9, 2019, and our Director since August 18, 2021. Mr. Dhanda also has served as the Managing Director, Co-President of DPF since December 10, 2019 and served as the Managing Director, President of DPF from April 2017 to December 10, 2019. He also has served as a director of DPF since March 2020. Mr. Dhanda currently serves as Chief Executive Officer of BCG and is responsible for the oversight of distribution, marketing, product development, operations and legal functions. Prior to joining BCG, Mr. Dhanda spent 26 years at Morgan Stanley, leading key divisions of their institutional and Wealth Management platforms, while also serving on the firm’s Management and Risk Committee for his last eight years. Most recently, he was head of Investment Products and Services in Wealth Management, which was responsible for all of the products distributed by Morgan Stanley’s financial professionals. In this capacity, he worked closely with the firm’s financial professionals and third party asset managers to design and distribute products offering a breadth of investment solutions. In addition, as a member of the division’s Executive and Operating Committees, Mr. Dhanda worked to develop strategies for the changing regulatory environment and the opportunities that technology and data offer today in the wealth management channels. Mr. Dhanda holds a B.A. in both Business Economics, as well as Organizational Behavior & Management from Brown University.

We believe that Mr. Dhanda’s qualifications to serve on our board of directors include his history of leadership at the Company and the 26 years of significant experience he acquired by serving in leadership positions at Morgan Stanley, which brings to our board of directors valuable knowledge of the capital markets and financial products.